UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
COMMISSION FILE NO. 1-12815

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company N.V.
 Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Calvetti Ferguson
Houston, Texas
June 26, 2015

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets
Cash	$8,085	$466
Investments, at fair value	787,457,796	781,509,440
Contribution receivable from participants	37,766	—
Contribution receivable from employer	1,065,838	18,250,942
Notes receivable from participants	10,082,579	9,452,397
Total Assets	798,652,064	809,213,245
Liabilities
Corrective distribution payable	—	196,977
Total Liabilities	—	196,977
Net assets available for benefits, at fair value	798,652,064	809,016,268
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,623,413)	(1,615,794)
Net assets available for benefits	$797,028,651	$807,400,474
The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2014
Additions to net assets attributed to:
Net appreciation in value of investments	$7,145,519
Dividends	9,699,280
Interest income on notes receivable from participants	413,312
Contributions:
Participants	32,240,448
Employer	13,684,512
Rollovers	5,770,777
Total additions	68,953,848
Deductions to net assets attributed to:
Distributions to participants	72,289,972
Administrative expenses	757,300
Total deductions	73,047,272
Net decrease before plan transfers out	(4,093,424)
Plan transfers out	6,278,399
Net decrease	(10,371,823)
Net Assets Available for Benefits:
Beginning of year	807,400,474
End of year	$797,028,651

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM
The following provides a summary of the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. On February 13, 2013, CB&I acquired The Shaw Group Inc. ("Shaw"); however, individuals employed by the acquired Shaw entities were not eligible to participate in the Plan during 2013 or 2014.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). T. Rowe Price Trust Company (the “Trustee”) and T. Rowe Price Retirement Plan Services, Inc. serve as trustee and record keeper, respectively, for the Plan.
Participant and Company Contributions—Contributions to the Plan are comprised of employee 401(k) voluntary pre-tax salary deferrals, employee voluntary after-tax Roth contributions, Company 401(k) matching contributions and annual Company contributions. Company contributions are discretionary and participant eligibility can be constrained by union agreement, Company subsidiary or service.

•
Participant Contributions—Participants may contribute amounts on a pre-tax deferred basis or an after-tax Roth basis up to a maximum of 75% of eligible compensation subject to the lower of dollar limits set by the Internal Revenue Service (the “IRS”) or percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time.

•
Company Matching Contributions—Effective January 1, 2014, the Plan was amended and restated to change to a safe harbor design under IRS 401(k) plan regulations with Company matching contributions totaling 100% of the first 3% and 50% of the next 2% of employee voluntary contributions. Employees hired on or after January 1, 2014 must complete one year of service to be eligible to participate in the Plan with respect to Matching Contributions.

•
Annual Company Contributions—The Company may elect, at its sole discretion, to make a Company Contribution for eligible participants (as defined below) each Plan year. Effective January 1, 2014, to be eligible to receive a Company Contribution, a participant must: (i) be employed with the Company as of the last day of the Plan year, and (ii) must complete one year of service (for employees hired on or after January 1, 2014). The amount of the Company Contribution is determined as a uniform percentage of compensation and is allocated to each eligible participant following the end of the Plan year for which the contribution was made. For 2014, the Company elected not to make a Company Contribution.

Participant Accounts—Individual accounts are maintained for each Plan participant. Participant and Company contributions are allocated to investments within each participant account based upon participant-directed percentages. Investment earnings of funds are allocated to participant accounts based upon the participant’s relative percentage ownership of the total applicable fund. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account (see “Vesting” section below).
Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include: (i) mutual funds investing in equities and bonds, including certain mutual funds beyond the Trustee’s family of funds, (ii) a stock fund, which invests in the common stock of Chicago Bridge & Iron Company N.V. (“CB&I N.V.”), CB&I’s parent, and (iii) common collective trust funds. Participants may transfer account balances among investment options. Prior to January 1, 2014, interfund transfers to the CB&I N.V. stock fund from other investment options were not permissible under the Plan. Effective January 1, 2014, the Plan was amended and restated to allow Participants to transfer a portion their account balance into the CB&I N.V. stock fund. However, the transfer must not cause the balance of the Participant’s accounts held in the CB&I N.V. stock fund to exceed 20% of the Participant’s entire account balance.
Vesting—Participant contributions and all earnings on those contributions vest immediately. Effective January 1, 2014, the Plan was amended and restated to change to a safe harbor design and allow Company matching contributions made on or after January 1, 2014 to vest immediately. If the Company elects to make an annual Company contribution for any Plan year beginning on or after January 1, 2014, those contributions will continue to be subject to a three year cliff vesting schedule. In addition, any

Company matching and annual Company contributions made to the Plan prior to January 1, 2014, vest after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to death, disability, retirement, or a reduction-in-force termination, are granted full vesting in Company matching and annual Company contributions.
Notes Receivable from Participants—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Loans bear interest based on a fixed rate initially determined based on the Wall Street Journal published prime rate plus a margin of 1% and are repayable over a period not to exceed five years (with the exception of principal residence loans, which are repayable over a period not to exceed fifteen years for loans entered into prior to January 1, 2014 and ten years for loans entered into on or after January 1, 2014). Repayments of principal and interest are credited pro rata to the funds in which the participant’s deferrals and Company contributions are invested.
Payment of Benefits—Upon death, disability, retirement, or termination of employment, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service and financial hardship withdrawals. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.
Forfeitures—Forfeited accounts, representing the unvested portion of Company matching and annual Company contributions, are used to reduce future Company contributions to participant accounts.
Plan Transfers Out—Plan transfers out represent the transfer of assets for certain employees to a different company sponsored 401(k) plan.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying Plan financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution, purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments held, bought and sold during the year.
The Plan invests in fully benefit-responsive investment contracts through its investment in the T. Rowe Price Stable Value Fund, a common collective trust. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for investment contracts of a defined contribution plan because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for the investment contracts.
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The categorization of the Plan’s financial instruments within the valuation hierarchy (see Note 4) is based upon the lowest level of input that is significant to the fair value measurement. Investments valued using quoted market prices in active markets are classified within level 1 of the valuation hierarchy and investments valued using internally-developed models based upon readily observable market parameters (quoted market prices for similar assets and liabilities in active markets) are classified within level 2 of the valuation hierarchy. Investments valued using internally-developed models based upon significant unobservable market parameters would be classified within level 3 of the valuation hierarchy; however, the Plan did not have any level 3 classifications as of December 31, 2014 or 2013.
The following is a description of the methodologies used to value the Plan’s instruments at fair value:

•
Common Stock and Mutual Funds—The fair values are based on quoted market prices in active markets on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy (market approach).

•	Common Collective Trust Funds

•
Stable Value Common Trust Fund—The fund is comprised of guaranteed investment contracts, wrap contracts and various other contracts. The fair value of the guaranteed investment contracts is provided by the fund administrator and is generally determined by discounting the scheduled future payments required under the contract (income approach). The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes (cost approach). For assets other than investment and wrap contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at the close of business on the valuation date (market approach). Therefore, the fund’s fair value is classified within level 2 of the valuation hierarchy. This fund is a fully benefit-responsive investment, and as required, an adjustment is made to reflect this investment at contract value on the financial statements, which represents cost plus accrued income less redemptions.

•
Other Common Collective Trust Funds—The fair values of the Small Cap Value Equity Trust Fund, New Horizons Trust Fund and the Retirement Active Trust Funds are determined by the Net Asset Value (“NAV”) provided by the fund administrator. Although the NAV’s unit prices are quoted on a private market that is not active, the unit prices are based on underlying investments which are traded on an active market (market approach). Therefore, the fair values of the funds are classified within level 2 of the valuation hierarchy. The common collective trust funds are not subject to restrictions regarding redemptions and there are no unfunded commitments to the funds.  There are also no restrictions on the NAV price or its equivalent.

Notes receivable from participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded at December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, a deemed distribution is recorded.
Expenses—Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in value of investments.
New Accounting Standards—There are no recently issued accounting standards that the Company believes will have a material impact on the net assets of the Plan.
Subsequent Events—Subsequent events for the Plan were evaluated through June 26, 2015, the date these financial statements were issued.
3. INVESTMENTS
The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 or 2013 (at fair value unless otherwise noted):

	December 31,
	2014	2013
T. Rowe Price Stable Value Common Trust Fund (at contract value) (1)	$110,365,774	$114,002,968
JPMorgan Large Cap Growth Fund	99,447,694	94,849,593
Invesco Diversified Dividend Fund	68,729,270	63,817,096
T. Rowe Price New Horizons Trust Fund	59,263,744	59,443,373
T. Rowe Price Retirement 2020 Active Trust Fund	53,147,748	49,357,206
Vanguard Institutional Index Fund (2)	49,346,657	38,170,384
American Funds Europacific Growth Fund	42,383,046	45,258,040
T. Rowe Price Retirement 2025 Active Trust Fund (2)	41,174,040	36,037,898
Chicago Bridge & Iron Company N.V. Common Stock (3)	28,226,322	57,473,328

(1)	The fair value of this fully benefit-responsive investment totaled $111,989,187 and $115,618,762 at December 31, 2014 and 2013, respectively.

(2)	Investment did not represent 5% or more of the Plan's net assets available for benefits at December 31, 2013.

(3)	Investment did not represent 5% or more of the Plan's net assets available for benefits at December 31, 2014.

The following table presents net appreciation in the Plan’s investments during 2014, including gains and losses on investments bought, sold or held during the year:

Year Ended
December 31, 2014
Mutual funds	$17,002,029
Common collective trust funds	17,554,425
Common stock	(27,410,935)

Total	$7,145,519

Risks and Uncertainties—The Plan provides for investments in various securities, which are exposed to interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the value of investments reported in the financial statements.
4. FAIR VALUE MEASUREMENTS
The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2014 and 2013, respectively, by investment type and valuation hierarchy level:

	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Common Stock:
CB&I N.V.	$28,226,322	$—	$—	$28,226,322	$57,473,328	$—	$—	$57,473,328
Mutual Funds:
Bond Funds	40,449,587	—	—	40,449,587	36,477,525	—	—	36,477,525
Stock Funds	259,991,770	—	—	259,991,770	242,196,236	—	—	242,196,236
Tradelink Investments	2,847,754	—	—	2,847,754	2,706,099	—	—	2,706,099
Common Collective Trust Funds:
Stable Value Common Trust Fund	—	111,989,187	—	111,989,187	—	115,618,762	—	115,618,762
Other Common Collective Trust Funds	—	343,953,176	—	343,953,176	—	327,037,490	—	327,037,490
Total Investments at Fair Value	$331,515,433	$455,942,363	$—	$787,457,796	$338,853,188	$442,656,252	$—	$781,509,440

5. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500
As discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at contract value on the statement of net assets available for benefits; however, the Form 5500 requires all investments to be valued at fair value. The following is a reconciliation of the financial statements to the Form 5500 for net assets available for benefits and the change in net assets available for benefits:

	December 31,
	2014	2013
Net Assets Available for Benefits
Net assets available for benefits—financial statement	$797,028,651	$807,400,474
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,623,413	1,615,794
Net assets available for benefits—Form 5500	$798,652,064	$809,016,268

Year Ended December 31, 2014
Change in Net Assets Available for Benefits
Net decrease in assets available for benefits—financial statement	$(10,371,823)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	1,623,413
Prior year	(1,615,794)
Net decrease in assets available for benefits—Form 5500	$(10,364,204)

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan received a determination letter from the IRS dated April 16, 2014, stating the Plan, as amended effective January 1, 2013, is qualified under the applicable sections of the Internal Revenue Code (the “IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to January 1, 2013; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
8. PARTY-IN-INTEREST TRANSACTIONS
Transactions of the Plan involving trustee-managed investments, investments in shares of common stock of CB&I N.V., and notes receivable from participants qualify as party-in-interest transactions under the provisions of ERISA. These transactions are each exempt from ERISA's prohibited transaction rules.

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
(Employer Identification Number 06-1477022, Plan Number 001)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
		Mutual Funds:
	American Funds	Europacific Growth Fund	$42,383,046
	Invesco	Diversified Dividend Fund	68,729,270
	JPMorgan	Large Cap Growth Fund	99,447,694
	Vanguard	Institutional Index Fund	49,346,657
	Vanguard	Bond Market Index Fund	34,585,893
	Vanguard	Inflation-Protected Securities Fund	2,090,465
*	T. Rowe Price	Trade Link Investments Account	2,847,754
*	T. Rowe Price	Summit Cash Reserves Fund	85,103
	Templeton	Global Bond Fund	3,773,229
			303,289,111
		Common Collective Trust Funds:
*	T. Rowe Price	Stable Value Common Trust Fund	111,989,187
*	T. Rowe Price	New Horizons Trust Fund	59,263,744
*	T. Rowe Price	Retirement 2020 Active Trust Fund	53,147,748
*	T. Rowe Price	Retirement 2025 Active Trust Fund	41,174,040
*	T. Rowe Price	Retirement 2015 Active Trust Fund	39,551,335
*	T. Rowe Price	Small Cap Value Equity Trust Fund	35,503,693
*	T. Rowe Price	Retirement 2030 Active Trust Fund	30,961,490
*	T. Rowe Price	Retirement 2035 Active Trust Fund	19,978,242
*	T. Rowe Price	Retirement 2040 Active Trust Fund	17,671,470
*	T. Rowe Price	Retirement 2045 Active Trust Fund	12,629,905
*	T. Rowe Price	Retirement 2050 Active Trust Fund	12,342,506
*	T. Rowe Price	Retirement 2010 Active Trust Fund	10,620,816
*	T. Rowe Price	Retirement 2055 Active Trust Fund	5,116,844
*	T. Rowe Price	Retirement Balanced Active Trust Fund	3,705,635
*	T. Rowe Price	Retirement 2005 Active Trust Fund	2,285,708
			455,942,363
*	Chicago Bridge & Iron Company N. V.	Common Stock	28,226,322
	Total Investments at Fair Value		787,457,796
*	Participant Loans	Varying maturities and interest rates ranging from 4.25% to 9.25%	10,082,579
	Total Assets Held at End of Year		$797,540,375

*	Represents a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2015

CHICAGO BRIDGE & IRON SAVINGS PLAN

/s/ Stephen H. Dimlich, Jr.
Stephen H. Dimlich, Jr.
Senior Vice President, Corporate Human Resources of Chicago Bridge & Iron Company

/s/ Westley S. Stockton
Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti Ferguson